

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70693

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24   AND ENDING 12/31/24
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EQUAPATH CAPITAL, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8899 NW 18TH TERRACE
(No. and Street)

DORAL	FL	33172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT RUBIN	786-331-3391	rrubin@equapath.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

3488 South U.S. Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CONFIDENTIAL

OATH OR AFFIRMATION

I, ROBERT RUBIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EQUAPATH CAPITAL, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA M. CASTRO
Commission #HH 566652
Expires June 27, 2028

Notary Public

Signature: Robert Rubin

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



EQUAPATH CAPITAL, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2024



Equapath Capital, LLC
TABLE OF CONTENTS

For the Year Ended December 31, 2024



Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Equapath Capital LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Equapath Capital LLC (the "Company") as of December 31, 2024, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Giddings, Texas
April 4, 2025

We have served as the auditor for Equapath Capital LLC since 2025.



Equapath Capital, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024

ASSETS

Cash	$	27,205
Prepaid Expenses		11,957
TOTAL ASSETS	**$**	**39,162**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable & Accrued Liabilities	$	393
Due to Related Party		13,355
TOTAL LIABLITIES	**$**	**13,748**

MEMBER'S EQUITY	**$**	**25,414**
COMMITMENTS AND CONTINGENCIES	**$**	**-**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**39,162**

The accompanying notes are an integral part of these financial statements.



Equapath Capital, LLC

STATEMENT OF LOSS

For the Year Ended December 31, 2024

TOTAL REVENUES		-
EXPENSES		
Professional Fees	$	15,536
Regulatory Fees		1,833
Technology, Data, & Communications		3,565
Occupancy & Equipment		7,350
Other Expenses		2,116
TOTAL EXPENSES	**$**	**30,400**
NET LOSS		**$ (30,400)**

The accompanying notes are an integral part of these financial statements.



Equapath Capital, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2024

BALANCE AT DECEMBER 31, 2023	**$ 33,764**
Contributions	22,050
Net Loss	(30,400)
BALANCE AT DECEMBER 31, 2024	**$ 25,414**

The accompanying notes are an integral part of these financial statements.



Equapath Capital, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(30,400)
Adjustments to reconcile net income to net cash provided by operating activities		
Prepaid Expenses		(6,993)
Accounts Payable & Accrued Expenses		(744)
Accounts Payable – Related Party		1,799
Net Cash Used in Operating Activities	**$**	**(36,338)**

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions		22,050
Net Cash Provided by Financing Activities	**$**	**22,050**

NET DECREASE IN CASH		**(14,288)**
CASH BALANCE AT JANUARY 1, 2024		**41,493**
CASH BALANCE AT DECEMBER 31, 2024	**$**	**27,205**

The accompanying notes are an integral part of these financial statements.



Equapath Capital, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2024

1. Organization and Nature of Business

Equapath Capital, LLC (the Company) is a Florida Limited Liability Company and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulatory Authority (FINRA). The Company is under direct ownership of Mr. Robert Rubin. The Company's business is the structuring and sales of private placement services.

The Company acts as an introducing broker-dealer. The Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

2. Significant Accounting and Reporting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2024, and is not necessarily indicative of the results for any future period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2024, the Company had no cash equivalents.



2. **Significant Accounting and Reporting Policies – Continued**

<u>Revenue</u>
The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Private securities placement includes success fees that are owed to the Company on private placement transactions. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant private placement transaction is closed and when all performance obligations to the client have been completed.

<u>Income Taxes</u>
The Company is a single-member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the member. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

<u>Fair Value of Financial Instruments</u>
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to see an asset or paid to transfer a liability in an orderly transaction between market participants at a measurement date. A fair value measurement assume that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.



Equapath Capital, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2024

2. **Significant Accounting and Reporting Policies – Continued**

Fair Value of Financial Instruments – Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs in the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivable, accounts payable, and accounts payable-related party.

3. **Related Parties**

The Company is an affiliate with 3N Outdoor Media (Affiliate). In connection to this relationship, the Company and the Affiliate have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2024, the Company recorded expenses under this agreement totaling $9,750. Included in the total is a provision for rent. The Company recorded rent totaling $7,350 related to the shared expense with the Affiliate. Related party payables at December 31, 2024, totaled $13,355.

4. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2024, the Company had net capital of $13,457 which is $8,457 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 102.16%.



Equapath Capital, LLC
NOTES TO THE FINANCIAL SATEMENTS
For the Year Ended December 31, 2024

Net Capital Requirements – Continued

Reserve Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry proprietary broker accounts (PAB) accounts) (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, without exception.

Possession and Control Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry proprietary broker accounts (PAB) accounts) (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, without exception.

5. **Operating Lease Obligations**

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2024, financial statements.

6. **Subordinated Liabilities**

   The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2024, end of 2024, and during 2024.

7. **Commitments and Contingencies**

   The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

8. **Subsequent Events**

   Management has evaluated all events or transactions that occurred after December 31, 2024, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosure in the December 31, 2024, financial statements.



SUPPLEMENTAL INFORMATION

Equapath Capital, LLC

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2024

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 25,414
ADJUSTED NET WORTH	**25,414**
LESS:	
Non-Allowable Assets	
Prepaid Expenses	(11,957)
Total Non-Allowable Assets	(11,957)
TENTATIVE NET CAPTIAL	**$ 13,457**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 13,457**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	5,000
EXCESS NET CAPITAL	**$ 8,457**
TOTAL AGGREGATE INDEBTEDNESS	**13,748**
MINIMUM NET CAPITAL BASED ON AI	**917**
PERCENTAGE OF NET CAPITAL TO AI	**102.16%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.



SUPPLEMENTAL INFORMATION

Equapath Capital, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2024

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry proprietary broker accounts (PAB) accounts) (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, without exception.

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2024

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry proprietary broker accounts (PAB) accounts) (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, without exception.



Tuttle & Bond, PLLC
Certified Public Accountants


Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2024

Report of Independent Registered Public Accounting Firm - Exemption Report Review

No Exemption: Pursuant to footnote 74 of SEC Release No. 34-70073


Robert Rubin
Equapath Capital LLC
8899 NW 18th Terrace
Doral, FL 33172

Dear Robert Rubin:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report provided to us pursuant to SEC Rule 17a-5, in which (1) Equapath Capital LLC (the Company) did not claim an exemption under paragraph (k) of 17. C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of SEC Release No. 34-70073 adopting to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) Receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and, (2) Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where to funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2024, through December 31, 2024, without exception.

Equapath Capital LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equapath Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Tuttle & Bond, PLLC

Giddings, Texas

April 4, 2025



Equapath Capital LLC's Exemption Report

To: Tuttle & Bond PLLC
        3488 South U.S. Highway 77
        Giddings, TX 78942

Re: 17 C.F.R. § 240.15c3-3(k)

Equapath Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: (1) Receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and, (2) Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

    The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2024 through December 31, 2024, without exception.

EQUAPATH CAPITAL LLC

I, Robert Rubin, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 01, 2024 through December 31,2024 istrue and correct.

_____
CEO